Exhibit (a)(16)

GARDY & NOTIS, LLP

James S. Notis

Jennifer Sarnelli

Charles A. Germershausen

560 Sylvan Avenue, Suite 3085

Englewood Cliffs, New Jersey 07632

Tel: 201-567-7377

Fax: 201-567-7337

WOLF POPPER LLP

Carl L. Stine

845 Third Avenue

New York, New York 10022

Tel: 212-759-4600

Fax: 212-486-2093

Attorneys for Plaintiff

EDWARD BOURNE, individually and on behalf of all others similarly situated,	SUPERIOR COURT OF NEW JERSEY MERCER COUNTY CHANCERY DIVISION
Plaintiff,

v.	Docket No.

DUSA PHARMACEUTICALS, INC., ROBERT F. DORMAN, JAY M. HAFT, DAVID M. BARTASH, ALFRED ALTOMARI, PAUL J. HONDROS, ALEXANDER W. CASDIN, MAGNUS MOLITEUS, and CARACO ACQUISITION CORPORATION,	CLASS ACTION COMPLAINT

Defendants

Plaintiff Edward Bourne (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE CASE

1. Plaintiff brings this action on behalf of the public stockholders of DUSA Pharmaceuticals, Inc. (“DUSA” or the “Company”) against the members of DUSA’s Board of Directors (the “Board”) for breaching their fiduciary duties in connection with the proposed sale (the “Proposed Transaction” or “Merger”) of the Company to affiliates of Sun Pharmaceutical Industries Limited (“Sun”).

2. Pursuant to the parties’ agreement and plan of merger (the “Definitive Agreement”), dated November 8, 2012, Sun intends to acquire all of the issued and outstanding shares of DUSA common stock through a tender offer made by Sun’s subsidiary Caraco Acquisition Corporation (“Merger Sub”), followed by a merger, where DUSA shareholders will receive $8.00 per share of common stock (the “Merger Price”).

3. By entering into the Definitive Agreement, the Individual Defendants (defined below) have failed to take any reasonable steps to maximize shareholder value, as is their duty under New Jersey law. They did not properly shop the Company prior to entering into the Definitive Agreement, nor did they bargain for a “go shop” after the Proposed Transaction was announced. In addition, while the Company contacted a number of potential strategic buyers prior to entering into the Definitive Agreement, there is no indication that they considered any potential financial buyers. Furthermore, after making contact with at least 15 potential parties that would have served as acquisition or strategic licensing opportunities for the Company, there is no indication that they seriously pursued any of these opportunities as an alternative to selling the Company. Finally, they did not pursue an alternative offer by a strategic buyer that was significantly above the Merger Price and instead chose to enter into the Definitive Agreement.

4. This failure to take any action to maximize shareholder value is especially egregious because the Proposed Transaction, valued at approximately $230 million, fails to adequately value the Company and its potential growth.

5. In addition, Defendants made material omissions in the Company’s Recommendation Statement dated November 21, 2012 (“Recommendation Statement”). As set forth in more detail below, the Recommendation Statement omits material information thereby rendering shareholders unable to decide whether to vote in favor of the Proposed Transaction. For example, the Recommendation Statement omits and/or misrepresents material information concerning: (a) the sales process for the Company; and (b) the data and inputs underlying the valuation analyses that purport to support the so-called “fairness opinion” provided by DUSA’s financial advisor, Leerink Swann LLC (“Leerink”). These omissions and misstatements constitute a breach of defendants’ fiduciary duties to shareholders. Without the omitted information, DUSA’s shareholders cannot make a fully informed decision as to whether to vote in favor of the Proposed Transaction.

6. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages from the Individual Defendants (defined below) for their breaches of fiduciary duties and from the Acquisition Entities (defined below) for aiding and abetting said breaches.

PARTIES

7. Plaintiff is, and has been at all relevant times, an owner of DUSA common stock.

8. Defendant DUSA is a New Jersey corporation with principal executive offices in Wilmington, Massachusetts. The Company is a market leader in photodynamic therapy (PDT), marketing products to dermatologists to treat patients with minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA commercial brands include BLU-U®, and LEVULAN®/KERASTRICK®.

9. Defendant Robert F. Dorman (“Dorman”) has been President and Chief Executive Officer of DUSA since June 2007. Dorman has been a director of DUSA since June 2006.

10. Defendant Jay M. Haft (“Haft”) has been Chairman of the Board since December 2008. Haft has been a director of DUSA since September 1996.

11. Defendant David M. Bartash (“Bartash”) has been Vice Chairman of the Board and a director of DUSA since November 2001.

12. Defendant Alfred Altomari (“Altomari”) has been a director of DUSA since July 2010.

13. Defendant Paul J. Hondros (“Hondros”) has been a director of DUSA since July 2010.

14. Defendant Alexander W. Casdin (“Casdin”) has been a director of DUSA since January 2009.

15. Defendant Magnus Moliteus (“Moliteus”) has been a director of DUSA since July 2003.

16. Defendant David M. Wurzer (“Wurzer”) has been a director of DUSA since July 2010.

17. Defendant Merger Sub (defined above, and along with Caraco Pharmaceutical Laboratories, Ltd., the “Acquisition Entities”) is a wholly-owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd. Merger Sub is a New Jersey corporation that was formed for the purpose of making the tender offer.

18. Non-party Sun is a corporation organized under the laws of India. Sun is an international, integrated, specialty pharmaceutical company that manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the United States and several other markets around the world. Sun is headquartered in Mumbai, India.

19. Defendants Dorman, Haft, Bartash, Altomari, Casdin, Hondros, Moliteus and Wurzer are collectively referred to herein as the “Individual Defendants or the “Board.”

20. Each of the Individual Defendants was a member of DUSA’s Board of Directors at all pertinent times and participated in the decisions and conduct alleged herein. By reason of their positions, each Individual Defendant had, and continues to have an obligation to determine whether the Proposed Transaction is in the best interest of the Company’s shareholders and maximizes shareholder value.

SUBSTANTIVE ALLEGATIONS

Background of DUSA and its Growth Prospects

21. DUSA is a fully integrated specialty pharmaceutical company focused primarily on the development and marketing of its Levulan® photodynamic therapy (PDT) technology platform used with its proprietary light source, the BLU-U Blue Light Photodynamic Therapy Illuminator. The Company went public in 1992 and its shares are traded on the Nasdaq Global Market Exchange (“NASDAQ”) under the symbol “DUSA.”

22. DUSA has reported impressive financial results over the past year. On March 6, 2012, DUSA reported financial results for the full year 2011. The issued press release reported that total revenues increased 24% over the full year 2010. On the same day these results were reported, Doman stated:

We ended the year with exceptional results, including a 30% increase in domestic Kerastick® revenues and the sale of 105 BLU-U® units in the fourth quarter alone. This performance drove significant year-over-year income and cash flow improvements.

In 2012, we plan to build upon this momentum by continuing to increase existing account penetration and capturing new business. We also look forward to the results of our Phase 2 clinical trial which is evaluating a number of outcomes that could potentially support the expansion of our product label, including broad area application of the face and scalp, short drug incubation methods and the potential for reduction of AK recurrence in the treatment area.

23. On May 8, 2012, DUSA reported financial results for the first quarter of 2012. The issued press release reported that total revenues increased 22% for the first quarter of 2012 compared to the same quarter in 2011. On the same day these results were reported, Doman stated “The Company was able to achieve significant year-over-year top line revenue growth following its record fourth quarter 2011 performance.”

24. On August 2, 2012, DUSA reported financial results for the second quarter of 2012. The issued press release reported that total revenues increased 21% for the second quarter of 2012 compared to the same quarter in 2011. Furthermore, the press release reported that total revenues increased 22% for the six months ended June 30, 2012, compared to the same period in 2011. On the same day these results were reported, Doman stated “For the remainder of 2012, we intend to build upon our strong first half financial performance, with a focus on increasing revenues and the further enhancement of commercial and developmental projects to expand our Levulan® PDT franchise.”

25. On September 13, 2012, DUSA announced that its Phase 2 Actinic Keratoses Extremities Study demonstrated positive results. On the same day these positive results were released, Doman stated: “These strong clinical results, along with the anticipated data later this year from our ongoing Phase 2 broad area/short drug incubation (BASDI) study on the face and scalp, will form the basis for our decisions on label expansion and future development of the Levulan platform.” Shortly after the release of these results, on September 21, 2012, DUSA stock reached its 52-week high of $7.33 per share.

The Company Did Not Take Reasonable Steps to Maximize Shareholder Value

26. According to the Schedule 14D9 filed with the SEC on November 21, 2012 (defined above as the “Recommendation Statement”), during its annual strategic planning meeting in December 2011, the Board decided to retain the services of a financial advisor to review a range of strategic alternatives that might be available to the Company. On February 3, 2012, DUSA engaged Leerink as its exclusive financial advisor to carry out the direction of the Board to consider strategic alternatives. Between February and June 2012, the Company and Leerink contacted more than 15 potential parties that would serve as acquisition or strategic licensing opportunities for the Company and more than 30 potential parties to gauge their interest in a potential strategic acquisition of the Company.

27. By July 13, 2012, three potential strategic acquirers, including Sun, had signed confidentiality agreements with DUSA and were actively pursuing a transaction with the Company. A number of other potential strategic buyers initially showed interest but eventually dropped out of the bidding because DUSA insisted upon standstill provisions in any confidentiality agreement. The Recommendation Statement provides no indication as to whether the Company contacted any financial buyers to gauge their interest in the acquisition of the Company. Furthermore, the Recommendation Statement provides no indication as to whether the Company entered into substantive talks with any of the potential partners it contacted that would have served as acquisition or strategic licensing opportunities for the Company.

28. On August 6, 2012, a potential strategic buyer identified as Company F submitted a non-binding bid in the range of $7.50 to $8.50 per share. Several days later, on August 10, 2012, Leerink sent a letter to Sun, Company F, and a third potential strategic buyer identified as Company B inviting each of them to submit a definitive, binding proposal to purchase 100% of the common stock of the Company no later than September 17, 2012. At Sun’s request, this deadline was later extended on October 12, 2012.

29. On October 12, 2012, Sun submitted a final offer for 100% of the common stock of the company at a price of $8.00 per share. Company B and Company F did not submit a final offer. Nevertheless, DUSA continued to negotiate with all three potential acquirers.

30. On November 4, 2012, Company B informed DUSA that it was going to submit a new letter of interest regarding a potential transaction, but that it was not prepared to submit a revised merger agreement before Company B released its third quarter earnings on November 7, 2012. On the same day, DUSA received a revised letter of interest from Company B which included an increased offer to acquire 100% of the common stock of the Company, subject to satisfactory completion of due diligence, a financing contingency, and approval by its board of directors, at a cash price in the range of $8.30 to $8.50 per share.

31. On November 4, 2012, Leerink informed Sun that another company had submitted a proposal with a higher price than the $8.00 submitted by Sun on October 12, 2012. The next day, Leerink provided Sun with a counter-proposal to Sun’s $8.00 per share offer. On November 6, 2012, Sun rejected the counter-proposal and kept its offer at $8.00 per share. Furthermore, Sun stated that its current pending offer to purchase the Company would expire at the end of business on November 8, 2012.

32. On November 7, 2012, the Board convened a meeting to evaluate the potential transaction with Sun. After considering the proposed terms of Sun’s offer, the Board unanimously adopted resolutions declaring the merger agreement and the transactions with Sun to be advisable. The Recommendation Statement indicates that at this Board meeting Doman told the Board that he had tried to contact Company F, but had not received any responses.

Furthermore, the Recommendation Statement indicates that at this Board meeting, Doman reported on his last conversation with the Chief Executive Officer of Company B. However, the Recommendation Statement does not provide any information as to the substance of this final conversation with Company B.

33. Other than this vague mention of Doman’s final conversation with Company B, the Registration Statement does not indicate that the Board made any effort to negotiate with Company B after it had made an offer of $8.30 to $8.50 per share. Instead, even though the Board had received a significantly higher offer from Company B than what Sun had offered on October 12, 2012, the Board seemed to be interested in only striking a deal with Sun. The Board’s singular focus on consummating a deal with Sun existed despite there being no indication that the Company was bound by any form of exclusivity agreement. Furthermore, despite the fact that Company B had placed no deadline on the availability of its superior offer, the Board made no effort to negotiate a post-closing market check, such as through a “go shop” period, so that it could reengage Company B or any other potential buyer.

34. Despite the obvious lack of interest in Company B’s superior offer, the Board reached the conclusion in the Recommendation Statement that it believed “that the Offer and the Merger represented the surest and best prospect for enhancing Shareholder value, based on the Board’s assessment, after consultation with the Company’s management and legal and financial advisors, of the other strategic alternatives reasonably available to the Company.” Notably, Board does not state that the Merger Price represented the highest final offer made available to the Board and describes the Merger Price as merely enhancing, and not maximizing, shareholder value. Moreover, because the Tender Offer is scheduled to close six weeks after the announcement and the Merger Agreement includes several deal protection devices described below, the possible chance that an alternative purchaser will come forward is minimal.

The Announcement of the Proposed Transactions and the Merger Agreement

35. On November 8, 2012, the Company issued a press release announcing the Proposed Transaction (the “Press Release”). The Press Release stated in relevant portion:

Wilmington, MA and Mumbai, India November 08, 2012 – Sun Pharmaceutical Industries Limited ((Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715)) (together with its subsidiaries, Sun Pharma) and DUSA Pharmaceuticals, Inc. (NASDAQ GM: DUSA) today announced that they have entered into a definitive agreement under which Sun Pharma will acquire DUSA, a dermatology company focused on developing and marketing its Levulan® (aminolevulinic acid HC1) photodynamic therapy platform.

DUSA’s Levulan combination therapy is approved by FDA for treatment of non-hyperkeratotic actinic keratoses or AKs of the face or scalp. Additionally, DUSA’s BLU-U® treatment has been approved by FDA for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions. Levulan is manufactured by DUSA in its FDA approved facility at Wilmington, MA.

Under the terms of the agreement, a 100% subsidiary of Sun Pharmaceutical Industries Ltd will commence a tender offer for all of the outstanding common stock of DUSA at a price of $8.00 per share in cash, a 38% premium to the closing price of DUSA’s common stock on November 7, 2012. The transaction has a total cash value of approximately $230 million. The transaction has been unanimously approved by the boards of directors of both companies and DUSA’s board has recommended that the company’s shareholders tender their shares pursuant to the tender offer.

Dilip Shanghvi, Managing Director of the Company said, “DUSA has proven technical capabilities in photodynamic skin treatments, with USFDA approved manufacturing. DUSA’s business brings us an entry into dermatological treatment devices, where we see good growth opportunities.”

“We believe this transaction brings significant value to DUSA shareholders and are pleased that Sun Pharma recognized the value that has been created. The entire team at DUSA has built an excellent franchise around Levulan® PDT and continues to grow its presence in the dermatology space. We are confident that Sun Pharma will build upon the solid foundation our organization has established in the United States dermatology market to further expand access to Levulan® for patients with actinic kerotoses,” stated Robert Doman, President and CEO of DUSA Pharmaceuticals, Inc.

The closing of the tender offer will be subject to certain conditions, including the tender of a number of DUSA shares that represent at least a majority of the total number of DUSA’s outstanding shares (assuming the exercise of all options and warrants and vesting of restricted shares), the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Upon completion of the tender offer, Sun Pharma will acquire all remaining shares at the same price of $8.00 per share through a second-step merger, subject to approvals as may be necessary.

36. The same day, the Company filed the Merger Agreement with the SEC. As discussed in the Press Release, the Merger Agreement proscribed that Merger Sub would commence a tender offer for the outstanding common stock of the Company at $8.00 per share. As a condition to the tender offer, a majority of the outstanding common stock must be tendered. The Company has also granted Merger Sub a “Top Up Option,” such that if less than 90% of the outstanding common stock is tendered in the tender offer, the Company will issue Merger Sub sufficient shares to constitute one more share than 90%. Following the tender offer, Merger Sub will conduct a merger of the Company at the same price.

37. The Individual Defendants, along with DUSA’s senior management, also entered into Tender and Support Agreements with the Acquisition Entities, whereby they agreed to tender their shares and vote in favor of the Proposed Transaction, if necessary.

38. The Merger Agreement contains a “No Solicitation” provision, which prevents the Company from soliciting any superior offers from other potential acquirers. Furthermore, even if the Company received an unsolicited offer, Related has the right to match any “Superior Proposal.” In addition, the acceptance of a Superior Proposal would result in a $9 million termination fee. These provisions make it unlikely that a competing bid will be proffered, especially considering the rapidity with which the Tender Offer was commenced.

39. The provisions above, which will serve to unreasonably deter and discourage superior offers from other interested parties, were agreed to by the Individual Defendants to help secure the personal benefits and unfair profits afforded to them through the Proposed Transaction and all but ensure that no other bidder steps forward to submit a superior proposal.

The Tender Offer Documents Are Materially Misleading

40. On November 21, 2012, Sun filed the Schedule TO with the SEC commencing the Tender Offer (the “Offer to Purchase”) and the Company filed the Recommendation Statement (together with the Offer to Purchase, the “Tender Offer Documents”).

41. The Tender Offer Documents fail to provide the Company’s shareholders with all material information concerning the Proposed Transaction, precluding them from making an informed decision regarding the Tender Offer.

42. First, the financial analysis and opinion provided by Leerink starting on page 31 of the Recommendation Statement (“Leerink’s Opinion”) indicates that Leerink conducted a Selected Publicly Traded Companies Analysis and a Selected Transaction Analysis and used the results of each of these analyses to derive implied equity value per share ranges. Specifically, Leerink used the results of the Selected Publicly Traded Companies Analysis to apply a range of multiples to estimated 2012 and 2013 revenue and EBITDA in order to determine an implied equity value per share range. The estimated 2012 and 2013 revenue and EBITDA were taken from the Company’s forecasts included in the Recommendation Statement. Additionally, Leerink used the results of the Selected Transactions Analysis to apply a range of multiples to the last twelve months revenue and EBITDA and the expected next twelve months revenue and EBITDA in order to determine a different implied equity value per share range. Again, the expected next twelve months revenue was taken from the Company’s forecasts included in the

Recommendation Statement. Leerink also calculated separate implied equity value per share ranges using what it called “Wall Street Forecasts” of the Company’s earnings and EBITDA (under Selected Publicly Traded Companies Analysis), and next twelve months revenue (under Selected Transactions Analysis). However, the Recommendation Statement does not include these “Wall Street Forecasts” nor provides any additional information about them. By failing to include the “Wall Street Forecasts” that Leerink used to derive alternative implied equity value per share ranges, the financial analysis conducted by Leerink was inadequate and materially misleading.

43. Second, the Recommendation Statement notes that Leerink’s analysis was based on Company financial projections that were prepared on May 30, 2012 and that these projections did not take into account any circumstances or events that occurred after this date. However, the company itself indicated on March 6, 2012 and August 2, 2012, that the preliminary results of its Phase 2 clinical trials were to form the basis for their decisions on label expansion and future development. By failing to consider these results or any other company developments that may have occurred after May 30, 2012 in their projections, the financial analysis conducted by Leerink was inadequate and materially misleading.

44. Similarly, the Recommendation statement indicates that Leerink used two sets of financial projections provided by the Company, the “Base Case” projections and the “Base Case plus BASDI Phase III and Acne” projections. Each set of financial projections included a number of assumptions regarding the Company’s operations and performance. For example, both projections excluded any potential incremental revenues from next generation Levulan formulation development. However, on September 13, 2012, the Company reported strong clinical results which it stated would “form the basis for our decisions on label expansion and future development of the Levulan platform.” By not considering any potential incremental revenues from the next generation of the Company’s main product line, the financial projections that were used by Leerink to form its fairness opinion were inadequate. Furthermore, while the Recommendation Statement does list the assumptions made for each set of financial projections, it does not provide any reasoning as to why any of these particular assumptions were made in the first place.

45. Finally, the Recommendation Statement indicates that when Leerink conducted Illustrative Discounted Cash Flow Analysis, it used discount rate ranging from 10.0% and 14.0%. The Recommendation Statement does not indicate why Leerink decided to use these specific discount rates when it conducted this analysis. Moreover, Leerink conducted a Discounted Cash Flow Analysis that excluded a terminal value for the Company to reflect the expiration of the Company’s U.S. patent number 7,723,910 in 2019 and to reflect that Leerink had no assurance that the Company would be successful in bringing to market any successor product. By conducting an analysis that excluded a terminal value for the Company, the Merger Price was made to appear more reasonable as it fell within the discounted free cash flow range of $5.36 to $5.90. This analysis made the Merger Price seem particularly more reasonable considering that Leerink also conducted an alternative Discounted Cash Flow Analysis that included a hypothetical potential life cycle extension strategy for the company by applying a terminal value for the Company in 2019 based on multiples ranging from 2.0x to 3.5x revenue, discounted using the same 10.0% to 14.0% rates. The Registration Statement does not indicate why Leerink decided on these particular multiples to apply a terminal value. However, after including a terminal value in the Discounted Cash Flow Analysis analysis, the Merger Price actually fell far outside of the discounted free cash flow range of $10.02 to $16.24.

The Merger Price is Unfair

46. For the reasons discussed above, the consideration offered in the Proposed Transaction is grossly inadequate and does not represent the Company’s actual intrinsic value or account for its positive future outlook. The Merger Price is well below at least one independent financial analyst’s target price of $9.50. Moreover, the Merger Price is significantly below a final offer received from Company B on November 7, 2012 of a price range between $8.30 and $8.50.

47. Thus, the Board’s decision to agree to the Proposed Transaction deprives DUSA’s public shareholders of the full value of their shares and prevents them from sharing in the future growth and profits that the Company is expected to achieve.

CLASS ACTION ALLEGATIONS

48. Plaintiff brings this action on his own behalf, and as a class action pursuant to section 4.32 of the New Jersey Rules of Civil Procedure, on behalf of all stockholders of DUSA, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are being and/or will be harmed by threatened Defendants’ actions as described more fully below (the “Class”).

49. This action is properly maintainable as a class action.

50. The Class is so numerous that joinder of all members is impracticable. According to the Offer to Purchase, as of November 7, 2012, DUSA had 25,027,683 shares of common stock outstanding, held by hundreds, if not thousands, of individuals and entities throughout the country. The number and identities of the record holders of DUSA’s securities can be easily determined from the stock transfer journals maintained by DUSA or its agents.

51. There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class, including, inter alia, the following:

(a) Whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Whether the Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, and the disclosures related thereto, including the duties of loyalty and due care;

(c) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(d) Whether the members of the Class have sustained damages, and if so, what is the proper measure of damages; and

(e) Whether Sun or its affiliates have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

52. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.

53. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, Defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

54. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

55. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

For Breach Of Fiduciary Duties

(Against the Individual Defendants)

56. Plaintiff repeats all previous allegations as if set forth in full herein.

57. As alleged herein, the Individual Defendants have breached their fiduciary duties to DUSA’s shareholders by failing to take steps to obtain the highest value available for DUSA in the marketplace.

58. As a result of the Individual Defendants’ breaches, Plaintiff and the Class will suffer irreparable injury because DUSA’s shareholders will not receive fair value for their equity interests in the Company.

59. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and will attempt to consummate the Merger, to the irreparable harm of the Class.

60. Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duty

Related to their Disclosures)

61. Plaintiff repeats and realleges each allegation set forth herein.

62. The Individual Defendants have an obligation to disclose all material information in a non-misleading manner when soliciting shareholders to tender their shares.

63. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Tender Offer Documents fail to disclose material information as described herein, including financial information necessary to prevent the statements contained therein from being misleading and procedural information relating to the Company’s negotiations with an alternative purchaser.

64. Because of Defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision on whether to tender their shares or, if the Tender Offer is successful, to exercise their appraisal rights, and thus are damaged thereby.

65. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of the Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which Defendants’ actions threaten to inflict.

THIRD CAUSE OF ACTION

Aiding and Abetting

(Against Merger Sub)

66. Plaintiff repeats all previous allegations as if set forth in full herein.

67. As alleged herein, Merger Sub is well aware that the Individual Defendants have not sought to obtain the best available transaction for DUSA’s public shareholders. Moreover, Sun and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties, by demanding deal protection measures, including the termination fee and the “No Solicitation” provision, in the Definitive Agreement. Merger Sub also offered a Merger price that did not represent the true intrinsic value of DUSA. Related thereby facilitated the Individual Defendants’ breaches of fiduciary duty in the sale of the Company.

68. Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

69. As a result, Plaintiff and the Class members are being irreparably harmed.

70. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:

A. Declaring this action to be a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Permanently enjoining Defendants and all those acting in concert with them from taking any steps to consummate the Proposed Transaction;

C. Directing Defendants, jointly and severally, to account to Plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

D. In the event the Proposed Transaction is consummated, rescinding it or ordering rescissory damages.

E. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff s attorneys and experts; and

F. Granting such other and further relief as may be just and fair in the premises.

Dated: November 29, 2012

GARDY & NOTIS, LLP

By:
Jennifer Sarnelli James S. Notis Charles A. Germershausen 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337

WOLF POPPER LLP Carl L. Stine 845 Third Avenue New York, New York 10022 Tel: 212-759-4600 Fax: 212-486-2093

Attorneys for Plaintiff

DESIGNATION OF TRIAL COUNSEL

Pursuant to R. 4:25-4, Plaintiff designates Jennifer Sarnelli of Gardy & Notis, LLP, 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, as trial counsel in this matter.

Dated: November 29, 2012	GARDY & NOTIS, LLP

By:
Jennifer Sarnelli James S. Notis Charles A. Germershausen 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337

Attorneys for Plaintiff

CERTIFICATION PURSUANT TO R. 4:5-1

Plaintiff, by his attorneys, hereby certifies that the matter in controversy is related to four other known actions in this jurisdiction: Bello v. Doman, et. al., Docket No. L-2688-12, Stein v. DUSA Pharmaceuticals, Inc. et. al., Docket No. C-97-12; Dharna v. DUSA Pharmaceuticals, Inc. et. al. Docket No. C-98-12; Hagan v. DUSA Pharmaceuticals, Inc. et. al., Docket No. C-96-

12. Plaintiff is not currently aware of any other party that should be joined in this action.

Dated: November 29, 2012	GARDY & NOTIS, LLP

By:
Jennifer Sarnelli James S. Notis Charles A. Germershausen 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337

Attorneys for Plaintiff